Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158263

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS/STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated May 28, 2009

to Prospectus Dated April 20, 2009

INTRODUCTION

This is a Supplement to the prospectus dated April 20, 2009 (the “Prospectus”) for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement updates information in the Prospectus relating to the anticipated termination of five Funds currently offered by the Collective Trust and the closing of one additional such Fund.

Generally, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus which either accompanies this Supplement or previously has been sent to you. Upon written or oral request, State Street Bank and Trust Company of New Hampshire (“State Street”), a subsidiary of State Street Bank and Trust Company (“State Street Bank”), will provide you with a copy of the Prospectus without charge. You can request the Prospectus from State Street Bank by writing to the ABA Retirement Funds, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the American Bar Association Retirement Funds program (the “Program”) at www.abaretirement.com.

TERMINATION OF FIVE CURRENTLY OFFERED FUNDS AND

CLOSING OF ONE ADDITIONAL SUCH FUND

The Prospectus indicates that it is anticipated that The Northern Trust Company (“Northern Trust”), through an affiliate, will become the trustee of the Collective Trust and will implement certain changes to the Funds after becoming trustee. As described in the Collective Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, it is likely that Northern Trust will not become trustee of the Collective Trust until a date in 2010. In the interim, Northern Trust has been retained by the ABA Retirement Funds as investment fiduciary to the Program until such time as it becomes the successor trustee of the Collective Trust. In its capacity as investment fiduciary, Northern Trust has recommended that State Street, as trustee of the Collective Trust, implement the changes to the Funds described below.

State Street, acting upon such recommendations, has determined in its judgment to realign certain of the Funds currently offered under the Program so that Participants may choose to invest assets contributed to the Program in a wider variety of investment options. The following is a summary of the changes that are expected to be made to the Funds offered under the Program. These changes are currently expected to take effect on or about July 6, 2009.

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The Large-Cap Value Equity Fund and Large-Cap Growth Equity Fund will be terminated and instead the Program will offer a new Large Cap Equity Fund, a multi-manager fund with a new line-up of Investment Advisors;

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The Mid-Cap Value Equity Fund, Mid-Cap Growth Equity Fund and Small-Cap Equity Fund will be terminated and instead the Program will offer a new Small-Mid Cap Equity Fund, a multi-manager fund with a new line-up of Investment Advisors;

•	The International Equity Fund will be changed to a multi-manager fund with a new line-up of Investment Advisors;

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The Balanced Fund will cease offering its Units (although assets held under the Program and invested therein through approximately June 30, 2009 will continue to remain invested therein), and investment of the equity portion of the Balanced Fund will be changed to the new Large Cap Equity Fund;

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In lieu of offering the Balanced Fund, the Program will offer a series of three new Target Risk Funds: the Conservative Risk Fund, the Moderate Risk Fund and the Aggressive Risk Fund, each of which will reflect a specified level of investment risk; and

•	The Program will offer a new Real Asset Return Fund.

The new Large Cap Equity Fund, the new Small-Mid Cap Equity Fund, the three new Target Risk Funds and the new Real Asset Return Fund are referred to below as the “New Funds.”

Additionally, three Funds are expected to be renamed, as follows:

Current Name	Expected New Name

Intermediate Bond Fund	Bond Core Plus Fund

International Equity Fund	International All Cap Equity Fund

Index Equity Fund	All Cap Index Equity Fund

None of the Stable Asset Return Fund, the Index Funds (other than the name change for the Index Equity Fund) or the Retirement Date Funds is expected to be modified.

The Collective Trust will first sell Units of the New Funds upon effectiveness of a registration statement initially filed with the Securities and Exchange Commission on May 22, 2009. The Collective Trust is not offering to sell these securities and it is not soliciting offers to buy these securities pursuant to the Prospectus supplemented by this Supplement.

Participants invested in any of the Funds being terminated will be given at least 30 days’ advance written notice of the expected date of termination, and such Participants will be given an opportunity to direct the transfer of their assets so invested into other investment options available under the Program prior to such termination. Any assets not subject to a valid direction to be transferred to another investment option and hence remaining in the Funds to be terminated will be transferred, in the case of the Large-Cap Value Equity Fund and the Large-Cap Growth Equity Fund, to the Large Cap Equity Fund, and, in the case of the Mid-Cap Value Equity Fund, the Mid-Cap Growth Equity Fund and the Small-Cap Equity Fund, to the Small-Mid Cap Equity Fund.

Any elections to invest contributions in any of the Funds being terminated, or the Balanced Fund, which have not been amended or revoked by a Participant by July 1, 2009 will generally be allocated to whatever Fund is designated by the Participant’s Employer as its default option in the adoption agreement pursuant to which such Employer adopted the Program or any amendment thereto.

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